Exhibit (c)(1)

February 24, 2007

Board of Directors

Hub International Limited

55 East Jackson Boulevard

Chicago, IL 60604

Members of the Board of Directors:

Hub International Limited, a Canadian corporation (the “Company”), and Maple Tree Acquisition Corporation, a British Columbia corporation (“Parent”), an entity formed by funds advised by and affiliated with Apax Partners, L.P. and Apax Partners Worldwide LLP, together with funds affiliated with Morgan Stanley Strategic Investments, Inc. (collectively, the “Acquiror”), propose to enter into an Arrangement Agreement (the “Agreement”), to be dated as of February 25, 2007, pursuant to which Parent will acquire, on the terms and subject to the conditions set out in the Agreement and the plan of arrangement prepared pursuant thereto, all of the Company’s outstanding common shares, no par value (the “Company Shares”), for US$40.00 per share, net to the seller in cash (the “Consideration”) (the “Transaction”).

We understand that as part of the Transaction, certain employees and officers of the Company and its subsidiaries (collectively, the “Rollover Investors”) will enter into agreements pursuant to which they will contribute their Company Shares, stock options and/or restricted share units to Parent or one of its affiliates in exchange for shares of capital stock of Parent or such affiliate.

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares (the “Public Holders”, which definition excludes (a) the Acquiror and its affiliates and (b) the Rollover Investors) pursuant to the Transaction is fair from a financial point of view to such Public Holders.

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

(4) Reviewed the market prices, trading activity and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

(8) Reviewed drafts as of February 23, 2007 of the Agreement, a Voting Agreement between Fairfax Financial Holdings Limited and Parent, the equity financing commitments to be provided by certain equity investors to the Acquiror and a debt financing commitment letter executed by certain lenders; as well as certain other related documents (collectively, the “Transaction Documents”); and

(9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic and market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company, nor have we evaluated the solvency or fair value of the Company under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final forms of the Transaction Documents will be substantially similar to the last drafts reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company, but we note that we expect to be authorized in accordance with the Agreement to solicit such indications of interest for a prescribed period (the “Go-shop Period”) following the execution of the Agreement, subject to the terms, conditions and procedures set forth therein.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are assisting the Acquiror in obtaining funds, through debt financing, in connection with the Transaction. In addition, we have established a financing team which has developed preliminary financing terms which may be shared and discussed with one or more potential purchasers during the Go-shop Period. We may have also, in the past, provided financial advisory and financing services to the Company, the Acquiror and/or one or more of their affiliates and may continue to do so and have received, and may receive, fees for the rendering of any such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities or related financial instruments of the Company, as well as securities or related financial instruments of the Acquiror or affiliates of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, does not address the merits of other possible alternative transactions and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the Public Holders.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the Public Holders pursuant to the Transaction is fair from a financial point of view to such Public Holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

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